Exhibit 4.40

English Translation

The Second Supplementary Agreement to the Ku6.com Advertisement Agency Agreement

CN: tjkb-os-2014-009-supplementary

Party A: Huzhong Advertising (Shanghai) Ltd.

Party B: Tianjin Ku6 Network Communication Technology Co., Ltd.

Whereas,

Party A and Party B have entered into the Ku 6.com Advertisement Agency Agreement (Serial No.: TJKS-OS-2014-009, hereinafter as “Original Agreement”) and the Supplementary Agreement to the Ku 6.com Advertisement Agency Agreement (Serial No.: TJKS-OS-2014-009-Supp., hereinafter as “Original Supplementary Agreement”).Upon mutual friendly consultation, both parties hereto enter into another supplementary agreement as follows in Chaoyang District, Beijing on August 29, 2015:

1.              Article 2, “Media Resource” of Item “I. Definitions” under the Original Agreement shall be modified as follows:

All of the commercial advertisement slots(except for otherwise agreed hereunder) on Party B’s website of Ku 6.com(excluding m.ku6.com and the mobile customer end of Ku 6.com), and all of the slots available for advertisement increased on the websites of Party B within the show time; “Media Resource” includes two forms, namely, “Standard Media Resource” and “Highly Interactive Advertisement Resource”, provided that the “Media Resource” in connection with the cooperation between Party A and Party B shall exclude the advertisement slots, live show channels or advertisement slots for live-show products of the show space on the Ku 6 websites.

1)                  “Highly Interactive Advertisement Resource”: it includes but not limited to advertisement slots within special areas(including special themes), advertisement slots on the first pages(including channel pages), seed videos, sponsor systems, title sponsorship of marketing events, micro-film implantation, etc.

2)                “Standard Media Resource”: please refer for more details to Annex I: Schedule for Standard Media Resource.

Pursuant to Paragraph 7 of Article 3 hereof, Party A shall be entitled to the sole and exclusive authority to sell in a capacity as an agent the advertisement of standard media resource while Party A shall have a nonexclusive right to sell in a capacity as an agent the advertisement of Highly Interactive Advertisement Resource.

Upon suggestions of Party A, Party B may develop new media resource which is not specified under Annex I on the website of Ku 6.com, and the settling prices of such resource shall be subject to the standards for amount settlement of advertisement slots as stated under Annex I hereto.

2.            Article 3 of Item “III. Rights and Obligations of Party A” shall be modified as follows:

Any advertisement released by Party A on Ku 6.com shall be in compliance with the following principles; otherwise, Party A shall be deemed as having seriously breached this contract and Party B thus have the right to immediately terminate the agreements in accordance with Article 7 hereof.

1)                  It shall not be permitted to release any competitive advertisement with the same subjects as those of Party B and of the show space designated by Party B(e.g., modo 6.com), including but not limited to vedio websites, live show of games, entertainment show space, live show space, etc.

2)                  Party A may not, without agreement of Party B, develops, at its own will, media (advertisement) resource on Ku 6.com. Any new media resource which falls beyond the Schedule for Standard Media Resource of Annex I hereto may not be used or shown unless and until Party B agrees thereto in writing.

3.              Both parties hereto agree that Article 1 of Item “V. Data Verification and Income Settlement” of the Original Agreement shall be modified as follows:

“Within the agency term specified herein, Party A shall, within five working days prior to the beginning of each natural month, prepay 50% of the advertisement fees for such month(subject to the provisions of this agreement, Annex II and relevant supplementary agreement(s)) into the designated bank accounts as stated in Article 10 of Annex II.”

4.              In accordance with the Original Agreement and its “Annex II: Settlement Provisions”, both parties hereto upon mutual consultations, agree to make adjustment to the settlement prices and arrangements for the second cooperation year (i.e., from August 29, 2015 to August 28, 2016), the details of which adjustments are contained in the Settlement Prices for the Second Cooperation Year, the annex of this Supplementary Agreement.

5.              Both parties hereto agree that the provisions of the Original Supplementary Agreement shall remain unchanged, meaning that the advertisement agency cooperation regarding the M website of Ku 6.com within the second cooperation year shall be subject to the settlement prices for the period commencing from the fourth month of the first cooperation year and expiring upon the ending of the first cooperation year, provided that both parties hereto agree that this shall not be detrimental to their rights to renegotiate the settlement prices for the third cooperation year pursuant to Article 3.4 of the Original Supplementary Agreement.

6.              All of the other provisions under the Original Agreement and the Original Supplementary Agreement shall remain unchanged and shall continue to be in force.

7.              Party A and Party B confirm that this Supplementary Agreement shall control where it is inconsistent with the Original Agreement and/or the Original Supplementary Agreement;  in respect of matters not provided under this Supplementary Agreement, the relevant provisions under the Original Agreement and/or the Original Supplementary Agreement shall apply.

8.              This Supplementary Agreement shall have four counterparts and each party hereto shall hold two of them, all of which shall have equal legal effect.

9.              This Supplementary Agreement shall come into force as of the date when both parties hereto affix their seal to this Agreement.

Party A: Huzhong Advertising (Shanghai) Ltd.
/s/ (Seal)

Party B: Tianjin Ku6 Network Communication Technology Co., Ltd.
/s/ (Seal)